EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in Advantage Energy Income Fund’s Annual Report on Form 40-F for the year ended December 31, 2008 of our audit report dated March 18, 2009, relating to the consolidated financial statements as at December 31, 2008 and December 31, 2007 and for each of the years in the two year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of Advantage Energy Income Fund as at December 31, 2008.

/s/PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

March 18, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.